Maine Dye & Textiles

MAINE DYE & TEXTILES

putting the color of Maine back into textiles

Putting the Color of Maine back into Textiles


Maine Dye

EDIT CAMPAIGN

Type of Security	Pre-Money Valuation	Days Left
Common Equity	$2,300,000	93

Share:

Founded Apr 2012
Saco, ME
Community

HIGHLIGHTS
http://www.mainedye.com

Less than 20% Funded — Committed $0

Target: $30,000 - $100,000
Minimum Investment: $200

ABOUT TEAM DOCUMENTS OVERVIEW AND TERMS FAQ ASK A QUESTION INVEST

ABOUT MAINE DYE & TEXTILES

Maine Dye (an organically certified dyehouse) is the story of a small manufacturing operation in New England with 5 year sales growth from $0 in 2012 to just under $1.0 million in 2018. This growth has created 16 new jobs in our community; introduced new technology contributing to the revitalization of a textile sector and represents a strong financial commitment of the founders, Ken and Claudia. As part of the evolving story, we are now offering an opportunity for a small group of individuals to invest and own part of this story. These initial investors will be called "influencers". We expect most "influencers" to be old friends and new who want to participate in a successful manufacturing company and ultimately profit from their commitment as we start to reach our financial goals over the next year.

The work of the Dyehouse is to put color on yarn and threads, a critical step in any textile manufacturing supply chain. During poetic moments we claim we are "Putting the Color of Maine back into Textiles". The dyed yarns (synthetic and natural fibers) are used by our customers to make end products ranging from home textiles to industrial cordage. We assist our customers in developing their colors, applying those colors to a wide range of fibers and providing sampling for new product development.

WHY YOU SHOULD INVEST

Maine Dye is part of the re-shoring of textile manufacturing in the U.S. As an investor this is an opportunity to participate at the ground level in a community based business supporting the U.S. textile industry. This Industry was decimated between 1990 and 2005 when the majority of textile manufacturing moved overseas. Now, however, these quality manufacturing jobs, jobs that support our families and communities, are finally coming home. We are proud to be part of this trend. It is significant that U.S. exports of textiles has increased 31% over the last 6 years. The return of textile manufacturing to the U.S.A (re-shoreing) offers the chance for individuals to invest in Maine Dye and earn a return from a project focused on community, the environment and technology.

The U.S. currently supports 229,000 textile manufacturing jobs. This represents 2% of all U.S. manufacturing jobs. U.S. textiles remain globally competitive in niche but critical areas of textile production including specialty dyeing of synthetic threads for life and safety uses, protective fabrics for multiple industries, recreational items, as well as natural fibers for artisans and home furnishings. The U.S. industry is now technologically advanced with more than $1.7 billion U.S. dollars invested in 2015 for capital improvements; and like the industry, we at Maine Dye are committed to investing in new technology and improved outcomes. We are actively looking for new ways to provide our specialized services supporting domestic manufacturers in a manner controlling costs while providing superior value and minimizing environmental impact.







HOW WE INTEND TO MAKE MONEY

Volume, quality, and cost control are the keys to any successful manufacturing operation...but what are the numbers? If growth is supported by a commitment to quality production and cost control – the "making of money" can almost be thought of as automatic when you are truly satisfying an important industry need. Everyone understands that color and brightness are what makes a piece of clothing, a skein of yarn or a unique length of cordage, desirable and therefore sellable. This unique and in demand service is supported by our five-year growth in sales (un-audited):

2012 - $29,070
2013 - $182,539 ($15,211/mo.)
2014 - $310,583 ($25,881/mo.)
2015 - $367,724 ($30,643/mo.)
2016 - $525,027 ($43,827/mo.)
2017 - $643,397 ($53,616/mo.) addition of synthetic line
2018 – ytd $330,269 ($55,044)

All of the above was accomplished without the benefit of an organized sales plan and during a time when every spare dollar was re-invested in building the
All of the above was accomplished without the benefit of an organized sales plan and during a time when every spare dollar was re-invested in building the technology resources for ramp up; buying equipment, paying for leasehold improvements; while learning about our customers and understanding their needs associated wih their final products

With this foundation in place, we can now target a return on investment for everyone – initial investors as well as those who join us at this point in time.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

The co-founders, along with support from Friends and Family, have invested for 5 years in order to position the Dyehouse to expand into a multi-million dollar community based operation. We have an outstanding manufacturing facility, a re-focused sales plan and we know our targeted markets. We have a strategy. All of these points are addressed in the Business Plan. As noted in "why should you invest?" today we need outside investor participation and the additional capital to sell faster and to take advantage of the growth opportunities. We project your investment will help us move from an average employee base of 16 individuals to 40 in 18 months, run 3 shifts daily and solidify our position in the market.

We offer one of the truly good Win/Win investment opportunities available to you.


The Beginning in Biddeford, Maine

EARLY PARTICIPATION INCENTIVE

INCREASE YOUR INVESTMENT BY 25% FOR FREE:

For any investor committing within 7 days of campaign launch, Maine Dye will increase your ownership interest to 1.25 units for every $200 invested or an automatic 25% increase.

WHY NOW?

Why invest now? Maine Dye has an opportunity to increase sales over the next 12-18 months which will generate a positive cash flow and a return on investment. These growth opportunities in several areas create the need for additional working capital to accelerate production volumes and allow us to reach further into existing and new markets for wet textile processing services. To date, all capital investments have been spent on machinery, equipment, training and new services. Upon investment, your dollars will be directed towards continued business development, on-boarding new customers and implementation of new technology in the Dyehouse's color program.

TEAM



KEN RAESSLER
Co-Founder and President

Since our start in 2012, Ken has participated in every facet of the Dyehouse operations. His strength lies in understanding and working through the technical problems an... Read More

Visalia, California
Loma Linda University MD



CLAUDIA RAESSLER
Co-Founder and V.P. of Business Development

Ms. Raessler is passionate about small business success, intrigued by manufacturing and understands the resources available and required to support a small busine... Read More

Ajo, Arizona
University of Arizona - J.D.



JAMES MCCAIN
Chief Financial Officer

Mr. McCain is a seasoned veteran of manufacturing operations, supply chain management. He brings a 40 year history of integrating financial planning, pr... Read More

Lake Forest Graduate School of Management



JOE SCHRODER
Chief Operating Officer

Mr. Schroder has an extensive background in technical dyeing leading to management and leadership roles within various sectors of textile manufacturing. Having served as F... Read More

Stroudburg, South Carolina

ARTICLES AND PRESS

""a strong presence in research and development""
- Apparel News

""who are Maine's future workers""
- The Christian Science Monitor

"For Maine, a rebirth in textiles "
- Portland Press Herald

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DOCUMENTS

Official filing on SEC.gov

Company documents: Financials

Company documents: Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION

Type of Security	Pre-Money Valuation
Common Equity	$2,300,000
Minimum Investment	Price per Share
$200	$200
Minimum # of Shares	Maximum # of Shares
150	500

PERKS

Invest $200 or more	A signed thank you note on Dyehouse stationary illustrating its new brand for "factory yarns" - Black Fly Yarns. Black Fly yarns are unique yarns of high quality and limited quantity that were dyed with a color/shade mismatch.
Invest $600 or more	A signed thank you note on Dyehouse stationary and 2 skeins of "factory yarns" from our Black Fly Yarn brand. Black Fly yarns are unique yarns of high quality and limited quantity that were dyed with a color/shade mismatch.
Invest $5,000 or more	A signed thank you note on Dyehouse stationary, 2 skeins of Black Fly Yarn and a $250 gift certificate to be used to support the travel expense associated with a visit to the Dyehouse. Black Fly yarns are unique yarns of high quality and limited quantity that were dyed with a color/shade mismatch.

FAQ

Why is the Dyehouse using Equity Crowdfunding and Reg. CF as a funding source?

It is often difficult for a young, rapidly scaling, service based business to access outside investment and sufficient working capital to grow. Beyond this, however, is the strength of the crowd funding strategy.
Since the passage of Reg. CF the use of Crowdfunding has skyrocketed with the following results:
65% of companies that try are usually funded for working capital within less than 90 days;
4,400 jobs in 75 industries have been created - supporting job growth;
The model supports inclusivity with greater funding of minority and women owned businesses by a broad range of small to medium sized individual investors.

Will a trade war impact the Dyehouse sales negatively?

What are the protections available to me as an investor?

Why is textile manufacturing particularly ideal for a community focused project?

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